Aduro Clean Technologies Inc.

Interim Condensed Consolidated Financial Statements

For the three months ended August 31, 2024

(Unaudited)

(Expressed in Canadian Dollars)

Aduro Clean Technologies Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

	August 31, 2024	May 31, 2024
ASSETS
Current
Cash and cash equivalents	$5,950,892	$2,814,576
Deposits and prepaid expenses (Note 4)	458,012	341,244
Other receivables (Note 5)	287,766	328,277
Deferred transaction costs	317,180	218,480
	7,013,850	3,702,577

Non-current
Property and equipment (Note 6)	3,325,581	3,128,632
Right of use assets (Note 7)	115,224	125,542
	3,440,805	3,254,174
Total Assets	$10,454,655	$6,956,751

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Trade payables and other current liabilities (Note 10)	$517,372	$461,947
Lease liability - current portion (Note 8)	41,437	40,356
	558,809	502,303

Non-current
Lease liability - non-current portion (Note 8)	87,538	98,230
	87,538	98,230

Shareholders' equity (Note 9)
Share capital	27,963,881	22,477,986
Warrant reserve	1,187,320	1,328,901
Contributed surplus	6,015,715	5,445,407
Accumulated deficit	(25,358,608)	(22,896,076)
	9,808,308	6,356,218
Total Liabilities and Shareholders' Equity	$10,454,655	$6,956,751

Nature and continuance of operations (Note 1)

Approved on behalf of the Board of Directors on October 30, 2024:

"Ofer Vicus"	, Director	"Peter Kampian"	, Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in Canadian Dollars

	Three months	Three months
	ended August 31,	ended August 31,
	2024	2023

Revenue (Note 11)	$55,000	$58,545

Expenses
Research and development (Note 14)	1,237,175	793,924
General and administrative (Note 13)	1,147,080	740,377
Depreciation and amortization (Note 6 and 7)	126,733	90,558
Finance costs (Note 12)	2,694	3,251
Foreign exchange	3,850	757
	2,517,532	1,628,867
Loss and comprehensive loss	$(2,462,532)	$(1,570,322)
Basic and diluted loss per share	$(0.105)	$(0.080)
Weighted average number of common shares outstanding	23,480,344	19,676,862

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Changes in Equity

Expressed in Canadian Dollars

	Share Capital		Warrant	Contributed
	Number of
	Shares	Amount	Reserve	Surplus	Deficit	Total
Balance, May 31, 2023	19,664,153	$15,396,907	$2,557,918	$4,472,191	$(15,459,215)	$6,967,801
Shares issued on exercise of warrants (Note 9)	46,154	189,000	(39,000)	-	-	150,000
Shares issued on exercise of options (Note 9)	30,769	126,180	-	(51,180)	-	75,000
Share-based compensation expense (Note 15)	-	-	-	309,179	-	309,179
Net loss for the period	-	-	-	-	(1,570,322)	(1,570,322)
Balance, August 31, 2023	19,741,076	15,712,087	2,518,918	4,730,190	(17,029,537)	5,931,658

Balance, May 31, 2024	21,759,130	22,477,986	1,328,901	5,445,407	(22,896,076)	6,356,218
Shares issued on exercise of Class B Special
Warrants (Note 9)	4,102,562	-	-	-	-	-
Shares and warrants issued - June 17, 2024
(Note 9)	834,178	2,955,153	372,155	21,536	-	3,348,844
Shares issued on exercise of warrants (Note 9)	503,090	2,374,549	(513,736)	(3,916)	-	1,856,897
Shares issued on exercise of options (Note 9)	26,769	156,193	-	(36,363)	-	119,830
Share-based compensation expense (Note 15)	-	-	-	589,051	-	589,051
Net loss for the period	-		-	-	(2,462,532)	(2,462,532)
Balance, August 31, 2024	27,225,729	$27,963,881	$1,187,320	$6,015,715	$(25,358,608)	$9,808,308

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months	Three months
	ended August 31,	ended August 31,
	2024	2023
Operating Activities
Net loss for the period	$(2,462,532)	$(1,570,322)
Items not affecting cash:
Depreciation and amortization	126,733	90,558
Share-based compensation expense (Note 15)	589,051	309,179
Interest expense accrued	2,449	2,607
Changes in non-cash working capital (Note 18)	(137,652)	102,402
Cash used in operating activities	(1,881,951)	(1,065,576)

Financing Activities	5,325,571
Issue of common shares, net of issuing costs (Note 9)		225,000
Finance lease repayments (Note 8)	(12,058)	(18,003)
Term and working capital loan repayments	-	(7,788)
Deferred transaction costs	(40,169)	-
Cash provided by financing activities	5,273,344	199,209

Investing activities	(255,077)
Property and equipment acquired		(217,592)
Cash used by investing activities	(255,077)	(217,592)
Change in cash during the period	3,136,316	(1,083,959)
Cash and cash equivalents, start of period	2,814,576	4,046,634
Cash and cash equivalents, end of period	$5,950,892	$2,962,675

Supplementary disclosure of non-cash activities:

Increase in accounts payable related to property and equipment during the period	58,287	183,536

Increase in accounts payable related to deferred transaction costs during the period	58,531	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Aduro Clean Technologies Inc. (the "Company") was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act of British Columbia. On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT." On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re‐listed under the symbol ACT. On July 20, 2021, the Company's shares commenced trading on the OTCQB and upgraded to the OTCQX on October 31, 2023, in the United States under the symbol "ACTHF" and on July 28, 2021, on the Frankfurt Exchange in Germany under the symbol "9D50".

The Company's primary business is the holding company of Aduro Energy Inc. ("Aduro"). Aduro is an early-stage business focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. The water based chemical recycling platform features three sector focus applications, Hydrochemolytic Plastics Upcycling ("HPU"), Hydrochemolytic Renewables Upgrading ("HRU") and Hydrochemolytic Bitumen Upgrading ("HBU"). As at August 31, 2024 the Company has developed and owns nine patents, seven granted and two pending.

The registered and records office of the Company is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5, and the head office of the Company is located at 542 Newbold Street, London, ON, Canada N6E 2S5. During the three months ended August 31, 2024 and year ended May 31, 2024, the Company closed one non-brokered private placement (Note 9) that realized net proceeds of $3,348,844 which will be used for general working capital purposes to advance Aduro's scale-up and path to commercialization. As at August 31, 2024, the Company had a deficit of $25,358,608 since inception and incurred negative operating cash flows. As at August 31, 2024, the Company's working capital balance was $6,455,041 (May 31, 2024: $3,200,274) and available cash of $5,950,892 (May 31, 2024: $2,814,576). Therefore, management concludes that the Company has sufficient funds to fund its operations for the next twelve months. Ultimately the continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. While the Company's management believes that there are many financing opportunities available, there is no assurance that it will be able to successfully obtain additional financing as needed. These consolidated financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due and do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the classifications used in the consolidated statements of financial position.

2. BASIS OF PREPARATION

a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared based on the principles of International Financial Reporting Standards (IFRS) and International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB), London, and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2024 and accompanying notes.

These financial statements were authorized for issue by the Board of Directors on October 30, 2024. b) Basis of consolidation

The financial statements of all entities controlled by the Company, including Aduro Energy Inc. and Aduro Clean Technologies Europe B.V., are included in the Financial Statements from the date control commenced. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company's subsidiaries have the same reporting date as the Company. Intra-group balances and transactions are eliminated on consolidation.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

c) Basis of measurement

The financial statements have been prepared using the historical cost basis except as detailed in the Company's accounting policies in Note 3 to the consolidated financial statement for the year ended May 31, 2024.

d) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these financial statements.

a) Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

b) Property and equipment

Property and equipment are depreciated/amortized over the estimated useful life of the asset to the asset's estimated residual value as determined by management. Assessing the reasonableness of the estimated useful life, residual value and the appropriate depreciation/amortization methodology requires judgment and is based on management's experience and knowledge of the industry.

c) Impairment

An evaluation of whether or not an asset is impaired involves consideration of whether indicators of impairment exist. Factors which could indicate impairment exists include: significant underperformance of an asset relative to historical or projected operating results, significant changes in the manner in which an asset is used or in the Company's overall business strategy, the carrying amount of the net assets of the Company being more than its market capitalization or significant negative industry or economic trends. In some cases, these events are clear. However, in many cases, a clearly identifiable event indicating possible impairment does not occur. Instead, a series of individually insignificant events occur over a period of time leading to an indication that an asset may be impaired. Events can occur in these situations that may not be known until a date subsequent to their occurrence. When there is an indicator of impairment, the recoverable amount of the asset is estimated to determine the amount of impairment, if any. If indicators conclude that the asset is no longer impaired, the Company will reverse impairment losses on assets only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Similar to determining if an impairment exists, judgment is required in assessing if a reversal of an impairment loss is required.

d) Warrants, stock options, and restricted share units

Share purchase warrants and stock options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate. Prior to June 1, 2023, the shares of the Company had a limited trading history and therefore management used the volatility of the shares of four companies that management estimated were similar in nature to the Company's activities. Subsequent to June 1, 2023, the Company has elected to use its own trading history for the purposes of calculating volatility.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

The fair value of Restricted Share Units (RSUs) is measured based on the closing price of the Company's common shares on the date of grant. The fair value of each tranche of RSUs is recognized as expense on a straight-line basis over its vesting period. The fair value of RSUs is charged to profit or loss with a corresponding increase in contributed surplus within equity. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon vesting of equity settled RSUs, the related contributed surplus associated with the RSU is reclassified into share capital.

4. DEPOSITS AND PREPAID EXPENSES

	August 31, 2024	May 31, 2024
	$	$
Prepaid Equipment	33,843	76,671
Prepaid Marketing and Events	15,000	15,000
Prepaid Investor Relations	154,438	40,983
Prepaid Consulting Fees	14,290	14,050
Prepaid Insurance	20,831	8,169
Prepaid Conferences	19,792	14,207
Deposits	45,027	45,027
Other	154,791	127,137
Total	458,012	341,244

5. OTHER RECEIVABLES

	August 31, 2024	May 31, 2024
	$	$
HST receivable	106,894	76,338
Due from related party	77,352	78,853
Services receivable	103,520	172,520
Other	-	566
Total	287,766	328,277

The Company's exposure to credit risk related to trade and other receivables is disclosed in Note 16.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

6. PROPERTY AND EQUIPMENT

The following table summarizes the Company's property and equipment as at August 31, 2024, May 31, 2024 and May 31, 2023:

	Motor	Furniture &	Leasehold	Laboratory	Computer	Research
	Vehicle	Fixtures	Improvement	Equipment	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Cost:
Balance at May 31, 2023	78,156	110,932	990,141	1,394,211	63,621	36,568	2,673,629
Additions	-	68,314	545,440	108,648	34,936	214,681	972,019
Disposals	(38,151)	-	-	-	-	-	(38,151)
Transfers	-	-	-	(1,502,859)	-	1,502,859	-
Balance at May 31, 2024	40,005	179,246	1,535,581	-	98,557	1,754,108	3,607,497
Additions	-	3,737	16,077	-	10,510	283,040	313,364
Balance at August 31, 2024	40,005	182,983	1,551,658	-	109,067	2,037,148	3,920,861
Accumulated depreciation:
Balance at May 31, 2023	23,127	14,393	59,534	-	19,040	3,833	119,927
Charge for the year	13,180	29,230	278,273	-	15,963	46,931	383,577
Disposals	(24,639)	-	-	-	-	-	(24,639)
Balance at May 31, 2024	11,668	43,623	337,807	-	35,003	50,764	478,865
Charge for the period	2,500	8,873	75,680	-	5,175	24,187	116,415
Balance at August 31, 2024	14,168	52,496	413,487	-	40,178	74,951	595,280
Carrying amounts:
At May 31, 2023	55,029	96,539	930,607	1,394,211	44,581	32,735	2,553,702
At May 31, 2024	28,337	135,623	1,197,774	-	63,554	1,703,344	3,128,632
At August 31, 2024	25,837	130,487	1,138,171	-	68,889	1,962,197	3,325,581

As at August 31, 2024, the Company had not identified any impairment indicators.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

7. RIGHT OF USE ASSETS

The following table summarizes the Company's right of use assets as at August 31, 2024, May 31, 2024 and May 31, 2023:

Property Leases $
Cost:
Balance at May 31, 2023	168,497
Additions	49,648
Balance at May 31, 2024	218,145
Additions	-
Balance at August 31, 2024	218,145
Accumulated Depreciation:
Balance at May 31, 2023	46,393
Charge for the year	46,210
Balance at May 31, 2024	92,603
Charge for the period	10,318
Balance at August 31, 2024	102,921
Carrying amounts:
At May 31, 2023	122,104
At May 31, 2024	125,542
At August 31, 2024	115,224

The property leases are for Aduro's research offices located at 542 Newbold Street, London, Ontario.

8. LEASE LIABILITY

	August 31, 2024	May 31, 2024
	$	$
Gross lease obligations	142,451	154,510

Deferred finance charges	(13,476)	(15,924)

Total lease liability	128,975	138,586

Less: Current portion	41,437	40,356

Non-current portion	87,538	98,230

Interest on lease liabilities included in finance costs (Note 12)	2,449	10,784

Incremental borrowing rate at Initial Application date	8.45%	8.45%

Total cash outflow for the lease liability	12,058	52,345

The Company's exposure to liquidity risk related to lease liability is disclosed in Note 16.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

9. SHARE CAPITAL

Common and Preferred Shares: Authorized:

i. Unlimited common shares without par value

ii. Unlimited preferred shares without par value

Issued and outstanding:

As at August 31, 2024, the issued and outstanding common shares of the Company consisted of 27,225,729 common shares and nil preferred shares (May 31, 2024: 21,759,130 common shares and nil preferred shares).

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 69,231 options were exercised at an exercise price of $2.438, 23,077 options were exercised at an exercise price of $3.413, 23,077 options were exercised at an exercise price of $2.113, 13,538 options were exercised at an exercise price of $2.34, 13,385 options were exercised at an exercise price of $3.25, 46,154 options were exercised at an exercise price of $2.275, and 46,154 granted Restricted Share Units vested, resulting in the issue of 2,094,914 common shares and gross proceeds of $5,345,848.

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units (each, a "June 2024 Unit"), at a price of $4.225 per June 2024 Unit for gross proceeds of $3,524,400. Each June 2024 Unit is comprised of one common share and one‐half of one common share purchase warrant (the "June 2024 Share Warrant"). Each June 2024 Share Warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the closing date. The warrants are also subject to an acceleration right held by the Company if the shares have a closing price of $6.175 or greater per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days at any time from the date that is four months and one day after the closing date. The Company paid cash finder's fees of $144,054, all of which were recorded as share issuance costs, and issued 22,789 finder's warrants (the "June 2024 Finder Warrants") to certain finders in connection with the Offering. Each June 2024 Finder Warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

During the three month period ended August 31, 2024, 6,648 February 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 73,479 April 2023 Share Warrants were exercised at an exercise price of $4.225, 3,604 April 2023 Finder Warrants were exercised at an exercise price of $4.225, 80,769 June 2024 Share Warrants were exercised at an exercise price of $5.20, 20,615 options were exercised at an exercise price of $4.843, and 6,154 options were exercised at an exercise price of $3.25, resulting in the issue of 529,859 common shares and gross proceeds of $1,976,727.

Stock Options:

As at August 31, 2024, the following table details the stock options outstanding:

Number of Options	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Life (years)
918,159	$2.1125	6.66	April 30, 2031
394,155	$2.3400	7.47	February 20, 2032
123,077	$2.2750	7.80	June 20, 2032
618,931	$3.2500	3.33	December 29, 2027
212,310	$3.5425	4.03	September 11, 2028
69,231	$3.5425	4.24	November 29, 2028
92,308	$4.1600	1.41	January 29, 2026
826,169	$6.5000	4.93	August 6, 2029
3,254,340	$3.6582	5.36

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

A continuity schedule of the incentive stock options is as follows:

	August 31, 2024		May 31, 2024
		Weighted
	Number of	Average	Number of	Weighted
		Exercise		Average
	Options	Price	Options	Exercise Price
Outstanding beginning of period	2,454,940	$2.7107	2,225,860	$2.5029
Granted	826,169	6.5000	436,004	3.7278
Exercised	(26,769)	4.4764	(188,462)	2.5279
Cancelled	-	-	(18,462)	3.5425
Outstanding, end of period	3,254,340	$3.6582	2,454,940	$2.7107
Exercisable, end of period	2,178,867	$2.6061	2,205,637	$2.6288
Weighted average life (years)	5.36		5.71

The fair value of the stock options granted were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.33% to 4.66%
Expected life	from 2 to 10 years
Expected volatility	from 48.81% to 211.86%
Dividend rate	Nil

For the three months ended August 31, 2024, an expense of $589,051 (2024: $309,179) was recognized for services provided based on vesting conditions of stock options. The amount recognized reflected the vesting duration of the options.

Share Purchase Warrants:

As at August 31, 2024, the following table details the share purchase warrants issued by the Company:

Description	Issue Date	Outstanding at August 31, 2024	Exercise price	Term (years)
February 2021 Share Warrants	February 4, 2021	265,582	$ 1.625	4
April 2021 Share Warrants	April 23, 2021	318,122	$ 1.625	4
April 2023 Share Warrants	April 3, 2023	539,940	$ 4.225	2
April 2023 Finder Warrants	April 3, 2023	35,434	$ 4.225	2
June 2024 Share Warrants	June 17, 2024	336,337	$ 5.200	2
June 2024 Finder Warrants	June 17, 2024	22,789	$ 5.200	2
Total outstanding and exercisable	1,518,204
Weighted average exercise price and remaining term (in years)			$ 3.4560	0.86

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

A continuity schedule of the number of share purchase warrants is as follows:

Total
Outstanding and exercisable, May 31, 2023	3,506,854
Cancelled/Expired/Exercised	(1,881,667)
Outstanding and exercisable, May 31, 2024	1,625,187
Issued	439,895
Cancelled/Expired/Exercised	(546,878)
Outstanding and exercisable, August 31, 2024	1,518,204

The carrying amounts of the February 2021 Finder Warrants, May 2021 Finder Warrants, April 2022 Finder Warrants, April 2023 Finder Warrants, and June 2024 Finder Warrants are recognized as part of contributed surplus while the carrying amount of the other share purchase warrants are included in warrant reserve.

During the year ended May 31, 2024, 198,515 February 2021 Share Warrants were exercised at an exercise price of $1.625, 547,531 April 2021 Share Warrants were exercised at an exercise price of $1.625, 1,018,271 April 2022 Share Warrants were exercised at an exercise price of $3.25, 17,522 July 2022 Share Warrants were exercised at an exercise price of $3.25, 36,154 April 2023 Share Warrants were exercised at an exercise price of $4.225, 41,767 April 2022 Finder Warrants were exercised at an exercise price of $3.25, and 538 April 2023 Finder Warrants were exercised at an exercise price of $4.225, resulting in the issue of 1,860,298 common shares and $1,229,017 being reclassified from warrants reserve to share capital and $42,521 being reclassified from contributed surplus to share capital.

During the three-month period ended August 31, 2024, 6,648 February 2021 Share Warrants were exercised at an exercise price of $1.625, 338,590 July 2022 Share Warrants were exercised at an exercise price of $3.25, 73,479 April 2023 Share Warrants were exercised at an exercise price of $4.225, 3,604 April 2023 Finder Warrants were exercised at an exercise price of $4.225 and 80,769 June 2024 Share Warrants were exercised at an exercise price of $5.20 resulting in the issue of 503,090 common shares and $513,736 being reclassified from warrants reserve to share capital and $3,916 being reclassified from contributed surplus to share capital.

The fair value of the warrants issued were estimated using the Black-Scholes option pricing model based on the following assumption ranges:

Risk-free interest rate	from 0.19% to 3.85%
Expected life	from 2 to 4 years
Expected volatility	from 50.35% to 148.58%
Dividend rate	Nil

Special Warrants

On the closing of the transaction with Aduro Energy Inc. and Aduro's security holders whereby the Aduro's security holders sold their shares to the Company such that all of the issued and outstanding common shares of Aduro are now wholly owned by the Company (the "Transaction"), the Company issued 8,205,124 special warrants (the "SWs"), consisting of 4,102,562 Class A special warrants (the "ASWs") and 4,102,562 Class B special warrants (the "BSWs") at a deemed price equal to the Company's discounted share price (as defined), to Aduro's special warrant trustee to be held in trust until distributed on the first milestone ("FM") achievement date. The SWs are convertible for no additional consideration into the Company's Shares on a one-for-one basis upon the later of the achievement of the FM in the case of the ASWs or the achievement of the second milestone ("SM") in the case of the BSWs, as applicable, and the distribution of the SWs by the trustee. The FM was achieved on January 18, 2022, resulting in the 4,102,562 ASWs distributed and automatically converted on a one-for-one basis into common shares of the Company for no additional consideration and the 4,102,562 BSWs special warrants were issued to the Aduro security holders in accordance with the terms of the securities exchange agreement ("SEA"). The SM was achieved on August 14, 2024, resulting in the automatic conversion of the 4,102,562 BSWs on a one-for-one basis into common shares of the Company for no additional consideration.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

Restricted Share Units

On September 11, 2023, the Company awarded 46,154 RSUs to an officer of the company pursuant to the Company's equity incentive plan. All of the RSUs vested immediately upon the date of award, at which time the Company issued 46,154 common shares.

10. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the three months ended August 31, 2024 and 2023, compensation of key management personnel was as follows:

	Three months ended	Three months ended
	August 31, 2024	August 31, 2023
	$	$
Salary and related costs	170,940	113,192
Professional fees	120,001	140,001
Share-based compensation expense (Note 15)	257,435	148,003
	548,376	401,196

All transactions with related parties are in the normal course of operations and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

As at August 31, 2024 and May 31, 2024, the outstanding balances for related parties was comprised of the following:

	August 31, 2024	May 31, 2024
	$	$
Due to key management personnel	68,547	75,939
Due from key management personnel	77,352	78,853

These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

11. REVENUE

The Company entered into technical evaluation agreements with confidential publicly traded organisations for execution of a proof of concept and evaluation of the Company's HPU and HBU technology. Revenue in the amount of $55,000, recognized in the Statements of Loss and Comprehensive Loss, resulted from services completed during the three months ended August 31, 2024, pursuant to the technical evaluation and collaboration agreements (2024: $58,545).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

12. FINANCE COSTS

Finance costs recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended	Three months ended
	August 31, 2024	August 31, 2023
	$	$
Lease finance charges	2,449	2,641
Other finance costs	245	-
Interest on debt:
Working capital loan - BDC	-	505
Term loan	-	105
Total Finance Costs	2,694	3,251

13. GENERAL AND ADMINISTRATIVE

General and administrative expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended	Three months ended
	August 31, 2024	August 31, 2023
	$	$
Investor relations and communication costs (Note 15)	158,305	108,656
Conferences	6,976	27,459
Automobile	7,113	5,404
Bank charges	4,272	1,910
Office and general	67,497	113,829
Professional fees (Note 15)	195,606	121,888
Salary and related costs (Note 15)	540,636	282,775
Transfer agent and filing costs	45,804	22,435
Travel	87,667	35,156
Other	33,204	20,865
Total General and Administrative	1,147,080	740,377

14. RESEARCH AND DEVELOPMENT

Research and development expenses recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended	Three months ended
	August 31, 2024	August 31, 2023
	$	$
Project related expenses (Note 15)	432,326	373,402
Salary costs allocated (Note 15)	704,758	362,358
Payments to research partners	23,537	34,331
Professional fees - patent development costs	76,554	23,833
Total research and development	1,237,175	793,924

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

15. SHARE-BASED COMPENSATION EXPENSE

Share-based payment compensation recognized in the Statements of Loss and Comprehensive Loss are comprised of the following:

	Three months ended	Three months ended
	August 31, 2024	August 31, 2023
	$	$
Expense recognized for services provided based on vesting conditions of stock options (Note 9)	589,051	309,179
Total share-based compensation expense	589,051	309,179

Share-based compensation expense is included in the Statement of Loss and Comprehensive loss as follows:

	Three months ended	Three months ended
	August 31, 2024	August 31, 2023
	$	$
Investor relations and communication costs (Note 13)	-	23,228
Professional fees (Note 13)	2,634	5,161
Salary and related costs (Note 13)	261,134	109,860
Project related expenses (Note 14)	50,735	87,644
Salary costs allocated (Note 14)	274,548	83,286
Total share-based compensation expense	589,051	309,179

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT Interest rate risk

The Company is exposed to interest rate risk. The lease liability have fixed cost of funds rate until maturity though subject to interest rate fluctuations if refinanced.

Foreign exchange risk

The Company is primarily exposed to foreign currency fluctuations in relation to its US dollar trade payables. US dollar financial instruments subject to foreign exchange risk are summarized below. The Company has assessed the risk and decided not to hedge the risk.

	August 31, 2024	May 31, 2024
(US$)	$	$
Cash and cash equivalents	110	140
Trade payables	54,306	37,647
Net US dollar exposure	54,196	37,507

As at August 31, 2024, with other variables unchanged, a $0.10 change in the Canadian dollar against the US dollar would result in a $5,420 pre-tax loss (May 31, 2024: $3,751) from the Company's financial instruments.

Credit risk

Credit risk arises from cash and cash equivalents held with a bank as well as credit exposure to customers in the form of outstanding trade and other receivables but excluding balances receivable from government entities. The maximum exposure to credit risk is equal to the carrying value of the Company's cash and other receivables which reflects management's assessment of the credit risk which at August 31, 2024 was $6,131,764 (May 31, 2024: $3,066,515).

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

Impairment losses

The allowance for doubtful accounts in respect of other receivables is used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible. At that point, the amounts are considered unrecoverable and are written off against the financial asset directly. The Company did not record any impairment for three months ended August 31, 2024 and the year ended May 31, 2024.

Liquidity risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its cash and cash equivalents and working capital balances.

The table below provides an analysis of the expected maturities of the Company's outstanding obligations as at August 31, 2024:

	Due prior to
	Amount	2025	2026	2027	2028+
	$	$	$	$	$
Trade payables and other current liabilities	517,372	517,372	-	-	-
Lease liability (Note 8)	128,975	41,437	45,254	40,085	2,199
Total expected maturities	646,347	558,809	45,254	40,085	2,199

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income (loss) or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Capital management

Management is focused on several objectives while managing the capital structure of the Company, specifically:

• Ensuring the Company has the financing capacity to execute its business plan and meet its strategic objectives while capitalizing on opportunities that add value for the Company's shareholders;

• Maintaining a strong capital base; and

• Safeguarding the Company's ability to continue as a going concern, such that it provides returns for shareholders and benefits for other stakeholders.

17. OPERATING SEGMENTS

Reportable Segments

The business is in early stage focusing on developing environmentally responsible technology for converting end-of-life plastics and tire rubber to specialty chemicals and fuels that replace petroleum, upgrading of heavy crude oils and the transformation of renewable oils into renewable fuels and specialty chemicals. For management purposes, the Company activities are managed and monitored by senior management as one operating segment. The financial statements included are the same financial statements that management uses to monitor the performance of the Company and for the allocation of resources.

Entity Wide Disclosures

As at and for the period ended August 31, 2024 and the year ended May 31, 2024, the Company's operations and assets were in Canada and the Netherlands.

Aduro Clean Technologies Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the three months ended August 31, 2024 Expressed in Canadian Dollars

As at August 31, 2024, geographic information was as follows:

	Canada	Netherlands

Assets	10,438,878	15,777
Loss and comprehensive loss	(2,399,320)	(63,212)

As at May 31, 2024, geographic information was as follows:

	Canada	Netherlands

Assets	6,949,603	7,148
Loss and comprehensive loss	(7,246,353)	(190,508)

As an early-stage development company, the Company was not yet generating sustainable revenues from its development activities. The revenues of $55,000 for the three months ended August 31, 2024, related to revenue earned following the completion of services pursuant to the technical evaluation and collaboration agreements for execution of a proof of concept and evaluation of the Company's HPU and HBU technology (Note 11).

18. SUPPLEMENTAL CASH FLOW INFORMATION

For the three months ended August 31, 2024 and 2023, the net change in non-cash working capital balances consists of the following:

	August 31, 2024	August 31, 2023
	$	$
Other receivables	40,511	264,273
Prepaid expenses	(116,768)	5,325
Trade payables and other current liabilities	(61,859)	(167,660)
Project contributions payable	464	464
Net change in non-cash working capital balances	(137,652)	102,402